

Mail Stop 4631

January 10, 2018

Bruce Jolliff
Chief Financial Officer
Vivos Inc.
719 Jadwin Avenue
Richland, Washington 99352

> **Re: Vivos Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 9, 2017**
> **File No. 000-53497**

Dear Mr. Jolliff:

We issued comments to you on the above captioned filing on April 6, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 24, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeff Gordon, Staff Accountant, at (202) 551-3866, Ernest Greene, Staff Accountant, at (202) 551-3733, Sergio Chinos (Staff Attorney), at (202) 551-7844, or me at (202) 551-3754 with any questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Daniel W. Rumsey, Esq.